UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Sec. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
Sec. 240.13d-2(a)

(Amendment No. 2)1

MONAKER GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $0.00001
(Title of Class of Securities)

609011101
(CUSIP Number)

Robert James Mendola, Jr.
Pacific Grove Capital LP
580 California Street, Suite 1925
San Francisco, CA 94104
415-635-0160
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec. 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Robert James Mendola, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 783,388
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 783,388
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Pacific Grove Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 783,388
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 783,388
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%
14	TYPE OF REPORTING PERSON PN, IA

1	NAME OF REPORTING PERSON Pacific Grove Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 783,388
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 783,388
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%
14	TYPE OF REPORTING PERSON OO, HC

1	NAME OF REPORTING PERSON Pacific Grove Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 783,388
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 783,388
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%
14	TYPE OF REPORTING PERSON OO, HC

1	NAME OF REPORTING PERSON Pacific Grove Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 783,388
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 783,388
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Pacific Grove International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 418,366
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 418,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.22%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Pacific Grove Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 364,313
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 364,313
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.55%
14	TYPE OF REPORTING PERSON CO

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock Shares, $0.00001 par value per share (the “Shares”), of Monaker Group, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2893 Executive Park Drive, Suite 201, Weston, FL 33331.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)
Robert James Mendola, Jr. (“Mr. Mendola”), who serves as a Manager of Pacific Grove Capital LLC, Pacific Grove Capital GP LLC, and the portfolio manager of Pacific Grove Master Fund LP, Pacific Grove Partners LP, and Pacific Grove International Ltd.;

(ii)	Pacific Grove Capital LP, a Delaware limited partnership (“PGC”);

(iii)	Pacific Grove Capital LLC, a Delaware limited liability company (“LLC”);

(iv)	Pacific Grove Capital GP LLC, a Delaware limited liability company (“GP”);

(v)	Pacific Grove Master Fund LP, a Cayman Islands limited partnership (“Master Fund”);

(vi)	Pacific Grove International Ltd., a Cayman Islands limited company (“Fund”).

(vii)	Pacific Grove Partners LP, a Delaware limited partnership (“Partnership”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 7.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D, but not as members of a group, and each disclaims membership in a group.

(b)           The address of the principal office of each of the Reporting Persons (with the exception of the Master Fund and Fund) is 580 California Street, Suite 1925, San Francisco, CA 94104. The principal business office of the Master Fund and Fund is located at c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(c)           The principal business of the Master Fund is investing in Securities. The principal business of the Fund and the Partnership is investing indirectly in securities through the Master Fund.  The principal business of GP is serving as the general partner of the Master Fund and the Partnership.  The principal business of PGC is managing investments in securities and serving as the investment adviser of the Master Fund, the Fund and the Partnership.  The principal business of LLC is serving as the general partner of PGC.  The principal occupation of Mr. Mendola is serving as the Manager of LLC, GP, and portfolio manager of the Master Fund, the Fund and the Partnership.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Mendola is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 31, 2017, the Master Fund purchased 875,000 Shares from the Issuer in a private placement pursuant to a Common Stock and Warrant Purchase Agreement (the “Purchase Agreement”) at a purchase price of $1,750,000. That price included warrants to purchase an additional 875,000 Shares at an exercise price of $2.10 per Share, which warrants were exercisable through July 30, 2022 (the “Warrants”). On January 10, 2018, the Master Fund and the Issuer entered into a First Amendment to Warrant, pursuant to which they agreed to reduce the exercise price of the Warrants to $1.05 per share, in consideration for the Master Fund immediately exercising the Warrants for cash.

The Purchase Agreement also includes liquidated damage provisions that require the Issuer to grant to the Master Fund, as partial liquidated damages for any delay in uplisting the Shares to the NASDAQ Capital Market, which was required to have occurred by December 9, 2017, additional warrants (on substantially similar terms as the Warrants) equal to the Master Fund's pro rata share of 1% of all Warrants sold under the Purchase Agreement, for each day after that date that the Company fails to so uplist (the “Liquidated Damages”). Consequently, also on January 10, 2018, the Master Fund had accrued and received additional Warrants to purchase 271,250 Shares as Liquidated Damages, which the Master Fund immediately exercised for cash at $1.05 per share. The total amount the Master Fund paid for the exercise of all of its Warrants was $1,203,563. The transactions under the First Amendment to Warrant also triggered the anti-dilution provisions of the Purchase Agreement. As a result, on January 10, 2018, the Master Fund also received 20,636 Common Stock.

The Warrants due to the Master Fund as Liquidated Damages continue to accrue and a total of up to 100% of the Warrants may be issued as Liquidated Damages. The Issuer is required to provide those Warrants within five business days after the earlier of (i) when the obligation to provide the Warrant accrues or (ii) the listing of the shares on the NASDAQ Capital Market.

The Master Fund also purchased Shares in the open market for which it paid an aggregate purchase price of $145,890. All amounts paid by the Master Fund as described in this Item 3 were out of its working capital.

Item 4.	Purpose of Transaction.

Pursuant to the Purchase Agreement, the Issuer agreed to use commercially reasonable efforts to file a registration statement with the SEC (the “Registration Statement”) within 45 days following the closing of the Purchase Agreement (the “Closing”) to register the resale by the purchasers of the Shares and the Shares issuable under the Warrants (the “Purchasers”) and to cause the Registration Statement to become effective within 120 days following the Closing. The Purchase Agreement also requires the Issuer to apply for listing of the Shares on the NASDAQ Capital Market (“NASDAQ”) within 60 days following the Closing and to cause the Shares to be listed on the NASDAQ no later than 120 days after the Closing.

The Issuer also entered into a Board Representation Agreement with PCG, the form of which is incorporated by reference herein as Exhibit 10.2, under which, PGC was granted the right to designate one person to be nominated for election to the Issuer's Board of Directors so long as (i) PGC together with its affiliates beneficially owns at least 4.99% of the Shares, or (ii) PGC together with its affiliates beneficially owns at least 75% of the securities purchased under the Purchase Agreement. PCG has not yet designated such person.

The Reporting Persons acquired the Shares for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise. In pursuing their investment purposes, they may also engage in option, swap or other derivative securities transactions with respect to or otherwise deal in such securities at times, and in such manner, as they deem advisable to benefit from changes in the Shares' market price, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Reporting Persons' liquidity requirements and other investment considerations. Consistent with their investment and evaluation criteria, the Reporting Persons may discuss such matters with the Issuer's management, the Board, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

The Reporting Persons also may propose other changes in the Issuer's operations, governance or capitalization, or one or more of the other actions described in sections (a) through (j) of Item 4 of Schedule 13D. They also may formulate other plans and take such actions with respect to the Shares.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)           The beneficial ownership of the Shares by each Reporting Person at the date hereof is reflected on that Reporting Person's cover page.

(c)                       O n August 1, 2018 the Fund and the Partnership made a distribution of 168,093 Shares to its investors for no consideration.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein, except to the extent of that person's pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	The Partnership has ceased to be a 5% beneficial owner as of the time of this filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

GP is the general partner of the Master Fund and PGC is the investment adviser of the Master Fund, the Fund and the Partnership pursuant to agreements that provide GP and/or PGC the authority, among other things, to invest their assets in the Shares, to vote and dispose of the Shares and to file this statement on their behalf. Pursuant to such agreements, PGC is entitled to allocations or other compensation based on the Master Fund's realized and unrealized gains. The Master Fund holds the Shares directly, and each of the Fund and the Partnership holds its proportionate share of the Shares indirectly, for the benefit of its investors.

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1. Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

10.1	Common Stock and Warrant Purchase Agreement dated July 31, 2017, a form of which is incorporated herein by reference to Exhibit 10.1 of the Issuer's Form 8-K filed August 1, 2017.

10.2	Board Representation Agreement dated July 31, 2017, the form of which is incorporated herein by reference to Exhibit 10.2 of the Issuer's Form 8-K filed August 1, 2017.

10.3	First Amendment to Warrant dated January 10, 2018, a form of which is incorporated herein by reference to Exhibit 10.1 of the Issuer's Form 8-K filed January 16, 2018.

99.1	Joint Filing Agreement by and among Mr. Mendola, PGC, LLC, GP, Master Fund, Fund, and Partnership, dated August 23, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 2018

/s/ Robert James Mendola, Jr.
Robert James Mendola, Jr.

Pacific Grove Capital LP

By:	Pacific Grove Capital LLC, General Partner

By:	/s/ Robert James Mendola, Jr.
	Name:	Robert James Mendola, Jr.
	Title:	Manager

Pacific Grove Capital LLC

By:	/s/ Robert James Mendola, Jr.
	Name:	Robert James Mendola, Jr.
	Title:	Manager

Pacific Grove Capital GP LLC

By:	/s/ Robert James Mendola, Jr.
	Name:	Robert James Mendola, Jr.
	Title:	Manager

Pacific Grove Master Fund LP

By:	Pacific Grove Capital GP LLC, General Partner

By:	/s/ Robert James Mendola, Jr.
	Name:	Robert James Mendola, Jr.
	Title:	Manager

Pacific Grove International Ltd.

By:	Pacific Grove Capital LP, Attorney-in-Fact

By:	/s/ Pacific Grove Capital LLC
	Name:	Pacific Grove Capital LLC
	Title:	General Partner
Pacific Grove Partners LP

By:	Pacific Grove Capital LP, Attorney-in-Fact

By:	/s/ Pacific Grove Capital LLC
	Name:	Pacific Grove Capital LLC
	Title:	General Partner